UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number:  1-12704

              American Insured Mortgage Investors L.P. - Series 86
             (Exact name of registrant as specified in its charter)

             11200 Rockville Pike Rockville, MD 20852 (301) 816-2300 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                Depositary Units of Limited Partnership Interest
            (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains) Please place an X in the box(es)
   to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)   X       Rule 12h-3(b)(1)(i)        X
              Rule 12g-4(a)(1)(ii)          Rule 12h-3(b)(1)(ii)
              Rule 12g-4(a)(2)(i)           Rule 12h-3(b)(2)(i)
              Rule 12g-4(a)(2)(ii)          Rule 12h-3(b)(2)(ii)
                                            Rule 15d-6


Explanatory Note: This Form 15/A amends the Form 15, dated February 25, 2004, of American Insured Mortgage Investors L.P. - Series 86 to complete the signature block. The signature was obtained prior to filing the Form 15, but was mistakenly omitted due to an administrative error in the filing.

Approximate number of holders of record as of the certification or notice date: 0. The General Partner of the Registrant has filed with the Secretary of State of the State of Delaware, a Certificate of cancellation of Limited Partnership of American Insured Mortgage Investors L.P. - Series 86 effective as of February 24, 2004.

Pursuant  to  the  requirements  of the  Securities  Exchange  Act of  1934
American  Insured   Mortgage   Investors  L.P.  -  Series  86  has  caused  this
certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  February 25, 2004             By:  American Insured Mortgage
                                            Investors L.P. - Series 86
                                          CRIIMI, Inc., its General Partner


                                     By:  /s/Mark Libera
                                          -------------------------------------
                                          Mark Libera
                                          Vice President and Acting General
                                          Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.